Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2020

Exhibit 99.10

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board. The standard requires the use of a 12 month average price to estimate proved reserves calculated as the unweighted arithmetic average of first-day-of-the-month prices within the 12 month period prior to the end of the reporting period.

Petroleum and Natural Gas Reserves Information

Users of this information should be aware that the process of estimating quantities of "proved developed" and "proved undeveloped" crude oil, natural gas liquids, bitumen and natural gas is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Future fluctuations in prices and costs, production rates, or changes in political or regulatory environments could cause the Company's reserves to be materially different from that presented.

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Proved reserves and production volumes are presented net of royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production. Figures reported as natural gas reserves and production volumes do not include flared gas, injected gas or gas consumed in operations. All natural gas reserves and production volumes presented are sales volumes. Undrilled locations underlying the estimates of our proved undeveloped reserves as of December 31, 2019 and 2020 are included in a development plan that was adopted by Baytex for the applicable year as a result of our annual long-range planning process and associated corporate financial model and all such locations were scheduled to be drilled within five years of the initial development plan adoption date.

The changes in Baytex's net proved crude oil, NGL, bitumen and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2020 were as follows:

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2018	96,289	1,224	11,435	54,978	37,161	52,705	—	151,136
Revisions of previous estimates	(2,324)	694	429	13,188	91	(97)	—	11,900
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	1,209	1	—	85	—	—	—	—
Extensions and discoveries	18,990	1,321	—	18,392	4,158	5,426	—	16,813
Production	(14,995)	(436)	(727)	(16,372)	(3,725)	(4,359)	—	(14,485)
Sales of minerals in place	(2,289)	—	—	(83)	—	—	—	—
December 31, 2019	96,879	2,804	11,136	70,188	37,685	53,675	—	165,363
Revisions of previous estimates	(49,515)	(892)	(8,251)	(11,898)	449	(2,736)	—	(794)
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	7	—	—	8	—	—	—	—
Extensions and discoveries	1,092	516	2,824	10,364	486	446	—	1,550
Production	(12,812)	(384)	(825)	(14,271)	(3,493)	(2,992)	—	(11,530)
Sales of minerals in place	(13)	—	—	(23)	—	—	—	—
December 31, 2020	35,639	2,044	4,883	54,367	35,127	48,393	—	154,589

Net proved developed reserves
End of year 2018	46,557	772	8,616	39,222	13,466	23,432	—	68,273
End of year 2019	47,577	1,179	9,286	44,537	16,119	23,906	—	71,748
End of year 2020	20,749	1,616	808	37,858	15,809	21,277	—	67,187

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2020

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved undeveloped reserves
End of year 2018	49,732	452	2,819	15,756	23,696	29,272	—	82,863
End of year 2019	49,302	1,625	1,850	25,651	21,566	29,769	—	93,615
End of year 2020	14,889	428	4,075	16,508	19,318	27,116	—	87,402

	Total
	Crude Oil	NGL	Bitumen	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net proved reserves
December 31, 2018	133,450	53,929	11,435	206,114	233,165
Revisions of previous estimates	(2,233)	597	429	25,088	2,974
Improved recovery	—	—	—	—	—
Purchases of minerals in place	1,209	1	—	85	1,224
Extensions and discoveries	23,148	6,748	—	35,205	35,763
Production	(18,720)	(4,795)	(727)	(30,857)	(29,385)
Sales of minerals in place	(2,289)	—	—	(83)	(2,303)
December 31, 2019	134,564	56,479	11,136	235,551	241,438
Revisions of previous estimates	(49,066)	(3,628)	(8,251)	(12,693)	(63,060)
Improved recovery	—	—	—	—	—
Purchases of minerals in place	7	—	—	8	8
Extensions and discoveries	1,578	962	2,824	11,914	7,349
Production	(16,305)	(3,376)	(825)	(25,802)	(24,806)
Sales of minerals in place	(13)	—	—	(23)	(17)
December 31, 2020	70,766	50,437	4,883	208,956	160,912

Net proved developed reserves
End of year 2018	60,022	24,204	8,616	107,495	110,758
End of year 2019	63,696	25,085	9,286	116,285	117,447
End of year 2020	36,559	22,894	808	105,045	77,768

Net proved undeveloped reserves
End of year 2018	73,428	29,724	2,819	98,619	122,407
End of year 2019	70,869	31,395	1,850	119,266	123,991
End of year 2020	34,207	27,544	4,075	103,910	83,144

Revisions of previous estimates

In 2020, the Company realized total proved revisions of -63,060 mboe. These revisions are primarily due to changes in the constant pricing from YE 2019 (the average first day-of-the-month price for WTI decreased from $55.85/bbl in 2019 to $39.54/bbl in 2020). The Company realized a 65,780 mboe loss in Canada and a 3,901 mboe loss in the US due to pricing changes. The Company also realized positive revisions in both Canada and the US. In Canada positive revisions of 5,139 mboe were realized due to the result of performance versus previous forecasts. In the U.S. positive revisions of 1,482 mboe are also the result of performance versus previous forecasts.

Extensions and Discovery

In 2019, the Company added 35,763 mboe of net proved reserves. 23,376 mboe were added in Canada as a result of our 2019 drilling program and 12,387 mboe were added in our Eagle Ford acreage due to improved well performance.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2020

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932 and based on crude oil, NGL and natural gas reserves and production volumes estimated by Baytex's independent reserves evaluator, McDaniel & Associates Consultants Ltd. The methodology used in calculating our price assumptions for the standardized measure of discounted future net cash flows for reserves estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after providing for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2020 and 2019.

	Commodity Pricing
	2020	2019
WTI crude (US$/bbl)	$39.54	$55.85
Edmonton Light crude (Cdn$/bbl)	$45.56	$66.73
Western Canadian Select crude (WCS) (1) (Cdn$/bbl)	$36.90	$56.10
AECO spot (Cdn$/mmbtu)	$2.23	$1.76
Henry Hub (US$/mmbtu)	$2.00	$2.58
Exchange rate (US$/Cdn$)	0.7440	0.7500
(1)     Price used in the preparation of heavy oil and bitumen reserves in Canada.

The standardized measure of discounted future net cash flows relating to net proved petroleum and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2020	2019	2020	2019	2020	2019
Future cash inflows	$1,664,979	$5,636,229	$3,743,041	$5,504,339	$5,408,020	$11,140,569
Future production costs	(759,574)	(2,301,149)	(1,622,638)	(1,790,853)	(2,382,212)	(4,092,002)
Future development costs (1)	(643,571)	(1,520,834)	(826,413)	(1,131,768)	(1,469,984)	(2,652,602)
Future income taxes	—	—	(18,752)	(213,922)	(18,752)	(213,922)
Future net cash flows	261,834	1,814,246	1,275,238	2,367,796	1,537,072	4,182,043
Deduct: 10% annual discount factor	31,709	(550,900)	(566,538)	(1,081,329)	(534,829)	(1,632,229)
Standardized measure	$293,543	$1,263,346	$708,701	$1,286,467	$1,002,243	$2,549,814
(1)Our estimated future costs to settle asset retirement obligations includes both: (i) estimated costs associated with future undrilled proved locations, and (ii) estimated costs associated with producing reserves. These costs are included in the “Future development costs” line.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2020

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves

As at December 31, 2020 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,263,346	$1,286,467	$2,549,814
Sales, net of production costs	(230,246)	(201,770)	(432,016)
Net change in prices and production costs related to future production	(777,611)	(773,203)	(1,550,814)
Changes in previously estimated production costs incurred during the period	607,008	134,253	741,260
Development costs incurred during the period	170,462	105,388	275,850
Extensions, discoveries and improved recovery, net of related costs	22,234	9,246	31,480
Revisions of previous quantity estimates	(887,803)	(39,120)	(926,923)
Sales of reserves in place	(206)	—	(206)
Purchases of reserves in place	24	—	24
Accretion of discount	126,335	134,536	260,870
Net change in income taxes	—	52,904	52,904
Balance, end of year	$293,543	$708,701	$1,002,243

As at December 31, 2019 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,452,372	$1,518,587	$2,970,959
Sales, net of production costs	(603,159)	(416,008)	(1,019,167)
Net change in prices and production costs related to future production	(22,899)	(411,465)	(434,364)
Changes in previously estimated production costs incurred during the period	(236,918)	(23,926)	(260,844)
Development costs incurred during the period	371,415	177,928	549,343
Extensions, discoveries and improved recovery, net of related costs	177,952	127,763	305,715
Revisions of previous quantity estimates	8,532	98,307	106,839
Sales of reserves in place	(31,147)	—	(31,147)
Purchases of reserves in place	1,961	—	1,961
Accretion of discount	145,237	163,151	308,388
Net change in income taxes	—	52,130	52,130
Balance, end of year	$1,263,346	$1,286,467	$2,549,814

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2020 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,580,549	$4,843,127	$11,423,676
Unproved properties	99,989	91,876	191,865
Total capital costs	6,680,538	4,935,003	11,615,541
Accumulated depletion and impairment	(5,112,622)	(3,233,506)	(8,346,128)
Net capitalized costs	$1,567,916	$1,701,497	$3,269,413

As at December 31, 2019 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,327,290	$4,801,007	$11,128,297
Unproved properties	187,262	132,948	320,210
Total capital costs	6,514,552	4,933,955	11,448,507
Accumulated depletion and impairment	(3,143,380)	(2,597,028)	(5,740,408)
Net capitalized costs	$3,371,172	$2,336,927	$5,708,099

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2020

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2020 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$—	$—	$—
Unproved properties	—	—	—
Development costs (1)	170,462	105,388	275,850
Exploration costs (2)	4,490	—	4,490
Total	$174,952	$105,388	$280,340

For year ended December 31, 2019 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$2,636	$—	$2,636
Unproved properties	1,523	—	1,523
Development costs (1)	371,415	177,928	549,343
Exploration costs (2)	2,948	—	2,948
Total	$378,522	$177,928	$556,450
(1)     Development and facilities capital expenditures.
(2)     Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2020 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$525,677	$286,065	$811,742
Less:
Operating costs, production and mineral taxes	247,050	84,295	331,345
Transportation and blending expense	76,818	—	76,818
Exploration and evaluation	14,011	—	14,011
Depletion and impairment	2,046,420	792,659	2,839,079
Operating loss	(1,858,622)	(590,889)	(2,449,511)
Income tax expense	469	105	574
Results of operations (1)	$(1,859,091)	$(590,994)	$(2,450,085)

For year ended December 31, 2019 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$970,257	$515,421	$1,485,678
Less:
Operating costs, production and mineral taxes	298,303	99,413	397,716
Transportation and blending expense	112,737	—	112,737
Exploration and evaluation	11,764	—	11,764
Depletion and impairment	651,323	261,766	913,089
Operating income (loss)	(103,870)	154,242	50,372
Income tax recovery	101	1,992	2,093
Results of operations (1)	$(103,971)	$152,250	$48,279
(1)     Excludes corporate overhead and interest costs.